Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181777

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 13 DATED NOVEMBER 20, 2013
TO THE PROSPECTUS DATED MARCH 8, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated March 8, 2013, as supplemented by supplement no. 1 dated April 10, 2013, supplement no. 8 dated August 8, 2013, supplement no. 10 dated October 2, 2013, supplement no. 11 dated October 22, 2013 and supplement no. 12 dated November 8, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the execution of an agreement to purchase a 200-unit apartment complex located on approximately 2.8 acres of land in St. Louis, Missouri.
Probable Real Estate Investment
The Lofts at the Highlands
On November 18, 2013, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement with Highlands Lofts, LLC (the “Seller”) to purchase an apartment complex containing 200 apartment units located on approximately 2.8 acres of land in St. Louis, Missouri (the “Lofts at the Highlands”).  The Seller is not affiliated with us or our advisors. In connection with our assumption of the purchase and sale agreement, we made deposit of a total of $750,000. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Lofts at the Highlands only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition without legal excuse, we may forfeit up to $750,000 of earnest money.
The purchase price of the Lofts at the Highlands is approximately $42.0 million, subject to an increase or decrease of up to $500,000 based on performance of the property prior to closing, plus closing costs. We intend to fund the purchase of the Lofts at the Highlands through the assumption of an existing U.S. Government Housing and Urban Development insured mortgage loan (the “Lofts at the Highlands Mortgage Loan”) from an unaffiliated lender and proceeds from our public offerings. The Lofts at the Highlands Mortgage Loan has an outstanding principal balance of approximately $32.0 million and bears interest at a fixed rate of 3.4%, plus a 0.5% mortgage insurance premium per annum. Monthly payments of principal and interest are due through the maturity of the loan in August 2052.
The Lofts at the Highlands is located in St. Louis, Missouri and consists of 200 apartment units, encompassing 246,612 rentable square feet. The Lofts at the Highlands was constructed in 2006, and is currently 83% occupied. The current aggregate annual effective base rent for the tenants of the Lofts at the Highlands is approximately $3.3 million.
The average occupancy rate for the Lofts at the Highlands during each of the last five years was as follows:

Year	Average Occupancy Rate
2008	86%
2009	81%
2010	86%
2011	89%
2012	85%

The average effective monthly rental rate per unit for each of the last five years for the Lofts at the Highlands was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2008	$1,347
2009	1,336
2010	1,349
2011	1,474
2012	1,605
We calculate average effective monthly rental rate per unit as the monthly contractual base rental income, net of free rent, divided by the average units leased.
We believe that the Lofts at the Highlands is suitable for its intended purpose and adequately insured, and we do not intend to make significant renovations or improvements to the Lofts at the Highlands. For the year ended December 31, 2012, the Lofts at the Highlands recorded $25,000 of property tax expense (net of property tax abatement) related to the 2012 property tax year, which was based on the assessed land value of the property. Property tax assessments starting in 2016 will begin to be based on the land and building values.

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